September 27, 2022

VIA EDGAR

Mr. Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Response to Comments on the proxy statements/prospectuses filed on Form N-14 (each, a “Proxy Statement/Prospectus” and collectively, “Proxy Statements/Prospectuses”) by the following funds (each an “Acquiring Fund” and, collectively the “Acquiring Funds”) on August 11, 2022:

abrdn Global Dynamic Dividend Fund

Securities Act File No. 333-266796

abrdn Global Infrastructure Income Fund

Securities Act File No. 333-266798

abrdn Income Credit Strategies Fund

Securities Act File No. 333-266799

Mr. Eskildsen and Ms. Vroman-Lee:

This letter responds to comments on the Proxy Statements/Prospectuses with respect to the proposed reorganizations as shown below that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided telephone conversation with Ashley Vroman-Lee and Brooke Clark of Dechert LLP on September 27, 2022.

Acquired Funds (each an “Acquired Fund”)		Acquiring Funds
Delaware Enhanced Global Dividend and Income Fund	into	abrdn Global Dynamic Dividend Fund
Delaware Investments® Dividend and Income Fund, Inc.
Macquarie Global Infrastructure Income Fund Inc.	into	abrdn Global Infrastructure Income Fund
Delaware Ivy High Income Opportunities Fund	into	abrdn Income Credit Strategies Fund

On behalf of the Acquiring Funds, your comments and our responses to them are provided below. All defined terms in this letter have the same meaning as in the Proxy Statements/Prospectuses, except as defined herein.

Comments applicable to each Proxy Statement/Prospectus

Comment 1:                 With respect to previous Comment 3 provided on September 2, 2022, please confirm any material considerations adverse to the Reorganization proposal are disclosed and fairly described. Please see Items 3(b) and 4(a) of Form N-14 and Item 22(c)(11) of Schedule 14A.

Response:                     Additional disclosure has been added in response to the Staff’s comment.

Comment 2:                 With respect to previous Comment 4 provided on September 2, 2022, and with respect to the disclosure discussing the possibility of converting to an open-end fund, please revise the disclosure to reflect that the Acquiring Funds have no plans to convert to an open-end fund structure or please consider removing the disclosure.

Response:                     The disclosure has been removed.

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Should you have any questions concerning the above, please call the undersigned at (202) 261-3360.

Very truly yours,

/s/ Thomas C. Bogle

Thomas C. Bogle